FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date:  August 26, 2004

TALISMAN ENERGY INC.

Commission File No. 1-6665

[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,

 Calgary, Alberta, Canada, T2P 5C5

[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[√ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                 .

This Report on Form 6-K incorporates by reference the exhibit attached hereto which was filed by Talisman Energy Inc. with the Canadian Securities Commissions (the “Commissions”) on the date specified in the exhibit list.

Exhibit    Title

1            News Release dated   August 26, 2004   referenced as  "Talisman Energy to Build Offshore Wind Farm Demonstrator Project"  as filed with the Commissions on August 26, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.

[Registrant]

Date:  August 26, 2004

By:     CHRISTINE D. LEE

Christine D. Lee

Assistant Corporate Secretary

N E W S R E L E A S E

TALISMAN ENERGY TO BUILD OFFSHORE

WIND FARM DEMONSTRATOR PROJECT

Calgary, Alberta – August 26, 2004 – Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has announced plans to construct a C$58 million (£24 million) deepwater wind farm demonstrator project adjacent to the Talisman operated Beatrice Field, 25 kilometres off the east coast of Scotland.

“The existing infrastructure at Beatrice offers a unique opportunity to test the feasibility of wind farms in water depths of 35 to 45 metres, while optimizing the value of our existing facilities,” said Dr. Jim Buckee, President and Chief Executive Officer. “Initially the two turbines will provide electric power for Beatrice and, if successful, we will evaluate a large scale commercial project. We hope to show that it is possible to use offshore oil and gas expertise in the renewable energy business thereby potentially providing new opportunities for investment and employment in the North Sea.  The demonstrator project will test technologies for deepwater wind farms distant from the shore, with no visual impact.  The results will help determine if large-scale developments of this type are a practical and economic source of renewable energy. The project will include the design, construction, installation and operation of two prototype turbines.”

The power generated by the turbines will be used at the Beatrice platform and will operate alongside Talisman’s existing operations at Beatrice without affecting production.  It is anticipated that construction of these turbines will begin later this year and first electricity generation is expected to begin late in 2006.  A number of jobs will be created in Scotland and other parts of the UK, mainly in the areas of engineering design, fabrication and operations support.

The demonstrator project will receive C$7 million (£3 million) in funding from each of the Scottish Executive and the UK Department of Trade and Industry and C$10 million (€6 million) from the European Commission.  Talisman and their co-venturer in this project, Scottish and Southern Energy (SSE), will each contribute over C$17 million (£7 million). To date, Talisman and SSE have conducted four feasibility studies, collectively spending C$5 million (£2 million).

The announcement was made at a celebration in Aberdeen marking Talisman’s tenth anniversary in the UK. Among guests in attendance were Jack McConnell, the First Minister for Scotland and Stephen Timms, UK Energy Minister.

Mr. Timms said: “It’s great to see such a novel and innovative project testing the feasibility of wind farm technology in substantially deeper water than has been tried before. I am pleased to announce that the DTI is making £3 million of funding available for this project.

"If the UK is to achieve its aspirations for the longer term development of renewable energy then we may need to consider exploiting substantially more of our renewable resource than is currently envisaged. Projects such as the Talisman Beatrice wind farm demonstrator are a testament to the world class skills and determination available in the North Sea and I congratulate Talisman on their pioneering approach."

The Beatrice wind farm demonstrator project has been incorporated into the pan-European initiative, DOWNVInD (Distant Offshore Wind farms With No Visual Impact In Deepwater). DOWNVInD has been established as a catalyst for commercializing deepwater wind farm technology and includes 14 different organizations from six European countries.

The Commission will contribute € 6 million from its research budget to the DOWNVInD “integrated project”, which has a total cost of € 30 million. The partners will try to meet or exceed a cost reduction target of 20% that would make offshore wind farms in deep water economically viable. “Offshore wind power may have many technical and environmental advantages over onshore wind power.  The DOWNVInD project can contribute substantially to the future development of EU policy in this area”, said Vice-President Loyola de Palacio, responsible for Energy and Transport.

During the five-year period of the demonstrator project, Talisman will collect performance data, look for ways to reduce costs and develop operating procedures. If the project is successful, Talisman will consider the construction of a full-scale offshore wind farm.  A commercial venture could generate up to one gigawatt of electricity, which is equivalent to almost 20% of Scotland’s current electricity demand.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate and Investor Communications

Phone: 403-237-1196

Fax: 403-237-1210

E- mail: tlm@talisman-energy.com

Forward-Looking Statements: This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those reflected in the statements. Information on the factors which could affect the Company’s operations or financial results are included in the Company’s reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

25-04

Notes to Editors:

  Scottish and Southern Energy is one of the UK’s largest energy companies.  It is involved in the generation, transmission, distribution and supply of electricity and in the storage and supply of gas.  It is the leading generator of electricity from renewable sources in the UK, owning and operating around 40% of the country’s total capacity.

  The Beatrice oilfield is located in UKCS Block 11/30 in the Moray Firth, approximately 75 miles northwest of Aberdeen.  Installations in the field are Beatrice Alpha (two fixed steel bridge-linked jacket platforms), Beatrice Bravo (fixed steel jacket platform) and Beatrice Charlie (fixed steel jacket platform).  Bravo and Charlie are normally unmanned except when maintenance programs are being undertaken.  The field is currently producing 5,500 bbls/d of oil being exported by pipeline (approximately 77 kilometres) to Talisman’s Nigg oil terminal on the Scottish mainland.

  The project, DOWNVInD (Distant Offshore Windfarms With No Visual Impact iN Deepwater), aims to understand the impact of deepwater windfarms, prove the deepwater windfarm concept, share learnings across the industry and pioneer unobtrusive deepwater windfarms.  DOWNVInD consists of the following organizations: Stockholm, Lund, KTH and Strathclyde Universities; ECN and Riso Agencies; Talisman Energy (UK) Limited; Scottish and Southern Energy; EdF; Airicole; Germanischer Lloyd; PB Consulting; Hammarlund Consulting; and Teknikgruppen.  DOWNVInD is Europe’s largest renewable energy research and technology development program.